PRICING SUPPLEMENT DATED February 17, 2021 (To Prospectus dated August 8, 2019 and Prospectus Supplement dated August 8, 2019)	This filing is made pursuant to Rule 424(b)(2) under the Securities Act of 1933 in connection with Registration No. 333-233119

Floating Rate Medium-Term Notes, Series A

This pricing supplement supplements the terms and conditions in the prospectus, dated August 8, 2019, as supplemented by the prospectus supplement, dated August 8, 2019 (the “prospectus supplement” and together with the prospectus, dated August 8, 2019, and with all documents incorporated herein by reference, the “prospectus”), and relates to the offering and sale of $500,000,000 aggregate principal amount of Floating Rate Medium-Term Notes, Series A, due February 22, 2021 (the “Notes”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

CUSIP : 02665WDV0	Trade Date: February 17, 2021
Form: ☒ Book-Entry ☐ Certificated	Original Issue Date: February 22, 2021

Principal Amount: $500,000,000

Record Dates: 15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Price to Public: 100.000%

Discount or Commission: 0.08%

Net Proceeds to Issuer: 99.92% / $499,600,000

Stated Maturity: February 22, 2023

Stated Maturity Extension Option: N/A

Basis for Interest Rate During Extension Period (only applicable if option to extend Stated Maturity):

Extension Period(s) and Final Maturity Date (only applicable if option to extend Stated Maturity):

Index Maturity: 3 month Initial Interest Rate: The initial interest rate will be based on 3 month LIBOR determined on February 18, 2021 plus the Spread, accruing from February 22, 2021
Specified Currency: N/A Interest Payment Dates: Each February 22, May 22, August 22 and November 22, commencing on May 22, 2021, and on the Stated Maturity Date
Interest Rate Category: ☒ Regular Floating Rate Note ☐ Floating Rate/Fixed Rate Note Fixed Rate Commencement Date: Fixed Interest Rate:	☐ Inverse Floating Rate Note Fixed Interest Rate: ☐ Other Floating Rate Note
Interest Rate Basis:
☒ LIBOR:	☐ Federal Funds Rate:
Designated LIBOR Page: ☒ Reuters Page LIBOR 01	☐ Federal Funds (Effective) Rate
☐ Reuters Page LIBOR 02	☐ Federal Funds Open Rate
Designated LIBOR Currency: U. S. dollars	☐ Federal Funds Target Rate
☐ EURIBOR	☐ Federal Funds Rate (FEDL01):
☐ Treasury Rate	☐ CMT Rate:
☐ Commercial Paper Rate	☐ Reuters Page FRBCMT:
☐ Prime Rate	☐ Reuters Page FEDCMT: ☐ Weekly Average
☐ CD Rate	☐ Monthly Average
☐ Eleventh District Cost of Funds Rate

Interest Rate Reset Cutoff Date: N/A

Initial Interest Reset Date: May 22, 2021

Interest Reset Dates: Each Interest Payment Date

Interest Determination Dates: The second London Banking Day preceding each Interest Reset Date

Spread: +15bps

Spread Multiplier: N/A

Spread/Spread Multiplier Reset Option: ☐ Yes ☒ No

Optional Reset Dates:

Redemption: ☐ Yes ☒ No

Day Count Convention: ☐ 30/360

☒ Actual/360

☐ Actual/Actual

Maximum Interest Rate: N/A
Minimum Interest Rate: N/A
Calculation Agent: Deutsche Bank Trust Company Americas
Original Issue Discount: ☐ Yes ☒ No
Repayment: ☐ Yes ☒ No
Optional Repayment Date(s):
Repayment Price: Agents: Citigroup Global Markets Inc. Deutsche Bank Securities Inc. TD Securities (USA) LLC Agents’ Capacity: ☐ Principal ☒ Agent

RISK FACTORS

Your investment in the Notes involves certain risks. In consultation with your own financial, tax, accounting and legal advisers, you should carefully consider, among other matters, the factors set forth below as well as the risk factors discussed in the accompanying prospectus supplement, the accompanying prospectus and in our most recent annual, quarterly and current reports which are incorporated by reference into this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus before deciding to make an investment in the Notes.

Risks Related to the Notes

Increased regulatory oversight, uncertainty relating to the LIBOR calculation process and the potential phasing out of LIBOR may adversely affect the value of the Notes.

LIBOR is the subject of ongoing national and international regulatory guidance and proposals for reform. These reforms or actions by the British Bankers’ Association in connection with the investigations into whether banks have been manipulating or attempting to manipulate LIBOR, may cause LIBOR to perform differently than in the past, or have other consequences which cannot be predicted. For example, on July 27, 2017 and in a subsequent speech on July 12, 2018, the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, stated that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. On December 4, 2020, ICE Benchmark Administration, the administrator of LIBOR, published a consultation regarding its intention to continue publication of U.S. dollar LIBOR rates for overnight and one-, three-, six- and 12-month tenors through June 30, 2023, which is before the maturity date of the Notes, at which time the LIBOR administrator indicated that it intends to cease publication of U.S. dollar LIBOR. The FCA and other regulators have stated that they welcome the LIBOR administrator’s action. Although the foregoing may provide some sense of timing, there is no assurance that LIBOR, of any particular currency and tenor, will continue to be published until any particular date. It is not possible to predict whether, and to what extent, panel banks will continue to provide LIBOR submissions to the administrator of LIBOR going forward or whether any additional reforms to LIBOR may be enacted. This may cause LIBOR to perform differently than it did in the past.

Furthermore, in the United States, efforts to identify a set of alternative U.S. dollar reference interest rates include proposals by the Alternative Reference Rates Committee sponsored by the Federal Reserve Board and the Federal Reserve Bank of New York. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the United Kingdom, in the United States or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates, the replacement or disappearance of LIBOR or other reforms may adversely affect the liquidity, value of and the return on LIBOR based securities, including the Notes.

Investors should be aware that if American Honda Finance Corporation (“AHFC”) determines that LIBOR has been permanently discontinued or is no longer viewed as an acceptable benchmark rate in accordance with accepted market practice for debt obligations such as the Notes, the calculation agent will use, as a substitute for LIBOR (the “Alternative Rate”) and for each future Interest Determination Date, the alternative reference rate selected by a central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with accepted market practice. As part of such substitution, the calculation agent will, after consultation with AHFC, make such adjustments (“Adjustments”) to the Alternative Rate or the Spread thereon, as well as the Business Day convention, Interest Determination Dates and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such Alternative Rate for debt obligations such as the Notes. If the calculation agent determines, following consultation with AHFC, that there is no clear market consensus as to whether any rate has replaced LIBOR in customary market practice, (i) the calculation agent shall have the right to resign as calculation agent, and (ii) AHFC will appoint, in its sole discretion, a new calculation agent to replace such calculation agent to determine the Alternative Rate and make any Adjustments thereon, and whose determinations will be binding on AHFC, the trustee and the holders of the Notes. Additionally, if AHFC determines that LIBOR has been discontinued, but for any reason an Alternative Rate has not been determined, LIBOR will be equal to the rate of interest in effect on the applicable Interest Determination Date, effectively turning the floating rate of interest into a fixed rate of interest.

Any of the aforementioned methods of determining the Alternative Rate or Adjustments may result in interest rates and/or payments that are lower than or that do not otherwise correlate over time with the interest rates and/or payments that would have been made on the Notes if the LIBOR continued to be available in its current form and may adversely affect the liquidity, value of and the return on the Notes.

ADDITIONAL TERMS OF THE NOTES

Plan of Distribution

Under the terms and subject to the conditions set forth in a distribution agreement (as may be supplemented from time to time) dated as of August 8, 2019, between AHFC and the agents named in the prospectus supplement, AHFC is hereby offering the Notes through the Agents named below. The Agents named below have agreed to use their reasonable best efforts to solicit offers to purchase the Notes. The Agents named below will receive their commission with respect to the principal amount of the Notes set forth below.

Agent	Aggregate Principal Amount of Notes
Citigroup Global Markets Inc.	$100,000,000.00
Deutsche Bank Securities Inc.	$200,000,000.00
TD Securities (USA) LLC	$200,000,000.00

Total	$500,000,000.00

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – Neither this pricing supplement nor the accompanying prospectus supplement and prospectus is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement and the accompanying prospectus supplement and prospectus have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Member State of Notes which are the subject of the offering contemplated in this pricing supplement may only do so with respect to Qualified Investors. Neither AHFC nor the underwriters have authorized, nor do they authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129, as amended.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended or superseded (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Notes may not be offered, sold or otherwise made available to any retail investor in the EEA. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II;

(ii)	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in the Prospectus Regulation; and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes.

PROHIBITION OF SALES TO UNITED KINGDOM RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (“EUWA”); or (ii) a customer within the meaning of the provisions of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014, as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

The communication of this pricing supplement, the accompanying prospectus supplement and prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement and the accompanying prospectus supplement and prospectus relate will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement or the accompanying prospectus supplement and prospectus or any of their contents.

The Notes may not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA;

(ii)

a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or

(iii)	not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA; and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes.

Settlement Date

Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

LEGAL MATTERS

In the opinion of David Peim, as counsel to AHFC, when the Notes offered by this pricing supplement and accompanying prospectus supplement and prospectus have been executed and issued by AHFC and authenticated by the trustee pursuant to the Indenture, dated as of September 5, 2013, between AHFC and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of February 8, 2018, between AHFC and the Trustee (as supplemented, the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of AHFC, enforceable against AHFC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the Trustee and other matters, all as stated in the letter of such counsel dated August 8, 2019 and filed as Exhibit 5.1 to AHFC’s Registration Statement on Form S-3 (File No. 333-233119) filed with the Securities and Exchange Commission on August 8, 2019.